UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 5)*
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INTERCEPT PHARMACEUTICALS, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
45845P108
(CUSIP Number)
July 25, 2019
(Date of Event Which Requires Filing of this Statement)
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Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of reporting persons Genextra S.p.A.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Italy
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 6,095,578 shares of Common Stock
	7.	Sole dispositive power 0
	8.	Shared dispositive power 6,095,578 shares of Common Stock
9.	Aggregate amount beneficially owned by each reporting person 6,095,578 shares of Common Stock
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 20.5%
12.	Type of reporting person (see instructions) OO

1	Names of reporting persons Francesco Micheli
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Italy
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 6,095,578 shares of Common Stock
	7.	Sole dispositive power 0
	8.	Shared dispositive power 6,095,578 shares of Common Stock
9.	Aggregate amount beneficially owned by each reporting person 6,095,578 shares of Common Stock
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 20.5%
12.	Type of reporting person (see instructions) IN

1	Names of reporting persons Paolo Fundarò
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Italy
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 28,250 shares of Common Stock
	6.	Shared voting power 6,095,578 shares of Common Stock
	7.	Sole dispositive power 28,250 shares of Common Stock
	8.	Shared dispositive power 6,095,578 shares of Common Stock
9.	Aggregate amount beneficially owned by each reporting person 6,123,828 shares of Common Stock
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 20.6%
12.	Type of reporting person (see instructions) IN

This Amendment No. 5 (this “Amendment”) amends and supplements the statement on Schedule 13G (the “Schedule 13G”), dated February 14, 2013, as subsequently amended by Amendment No. 1, dated February 13, 2014 (“Amendment No. 1”), Amendment No. 2, dated February 17, 2015 (“Amendment No. 2”), Amendment No. 3, dated April 9, 2018 (“Amendment No. 3”), and Amendment No. 4, dated February 8, 2019 (“Amendment No. 4”), filed jointly by Genextra S.p.A. (“Genextra”) and Francesco Micheli, with respect to the shares of common stock, par value $0.001 per share (“Common Stock”), of Intercept Pharmaceuticals, Inc. (the “Issuer”). Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Schedule 13G.
Items 2(a), 4 and 5 of the Schedule 13G are hereby amended and supplemented to add the following:
Item 2. Ownership:
(a)	Name of Person Filing:
This joint statement on Schedule 13G is being filed by Genextra, Francesco Micheli, and Paolo Fundarò, who are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
Item 4. Ownership:
(a)	Amount beneficially owned:
Genextra beneficially owns 6,095,578 shares of Common Stock.
Mr. Micheli beneficially owns 6,095,578 shares of Common Stock, consisting of 6,095,578 shares of Common Stock owned by Genextra. Mr. Micheli is an Executive Director and Chairman of the board of Genextra and, in such capacity, Mr. Micheli exercises voting control over the shares of Common Stock owned by Genextra. Mr. Micheli disclaims beneficial ownership with respect to any such shares, except to the extent of his pecuniary interest therein, if any.
Mr. Fundarò beneficially owns 6,123,828 shares of Common Stock, consisting of (a) 6,095,578 shares of Common Stock owned by Genextra, (b) 17,863 shares of Common Stock owned directly by Mr. Fundarò and (c) an aggregate of 10,387 shares of Common Stock that may be acquired by Mr. Fundarò within 60 days of July 25, 2019 as a result of options to purchase shares of Common Stock which will be exercisable. Mr. Fundarò is the Chief Executive Officer of Genextra and, in such capacity, Mr. Fundarò exercises voting control over the shares of Common Stock owned by Genextra. Mr. Fundarò disclaims beneficial ownership with respect to any such shares, except to the extent of his pecuniary interest therein, if any.
The percentage of Common Stock beneficially owned by each Reporting Person as of July 25, 2019 is based on a total of 29,785,693 shares of Common Stock of the Issuer outstanding as of April 23, 2019, as disclosed in the Issuer’s DEF 14A dated April 30, 2019, filed with the Securities and Exchange Commission on April 30, 2019.
(b)	Percent of class:
See Item 11 of each cover page.
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:
See Item 5 of each cover page.
(ii)	Shared power to vote or to direct the vote:
See Item 6 of each cover page.
(iii)	Sole power to dispose or to direct the disposition of:
See Item 7 of each cover page.
(iv)	Shared power to dispose or to direct the disposition of:
See Item 8 of each cover page.
Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
July 25, 2019	GENEXTRA S.P.A.

	By:	/s/ Paolo Fundarò
Paolo Fundarò Chief Executive Officer

July 25, 2019	/s/ Francesco Micheli
FRANCESCO MICHELI

July 25, 2019	/s/ Paolo Fundarò
Paolo Fundarò

Exhibit 1
JOINT FILING AGREEMENT
This Joint Filing Agreement, dated as of July 25, 2019, is by and among Genextra S.p.A., Francesco Micheli and Paolo Fundarò (collectively, the “Filers”). Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D and/or 13G with respect to shares of Common Stock, par value $0.001 per share of Intercept Pharmaceuticals, Inc. beneficially owned by them from time to time.
Pursuant to and in accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13D and/or 13G (and any amendments thereto) on behalf of each of the Filers, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.
Each of the Filers agrees to be responsible for the timely filing of the Schedule 13G, and for the completeness and accuracy of the information concerning itself contained therein. This Joint Filing Agreement may be terminated by any of the Filers upon written notice.
This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 25th day of July, 2019.
GENEXTRA S.P.A.

By:	/s/ Paolo Fundarò
Paolo Fundarò Chief Executive Officer

/s/ Francesco Micheli
FRANCESCO MICHELI

/s/ Paolo Fundarò
Paolo Fundarò